UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP – April 2014

Item 1
Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

April, 2014

Disclaimer
Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF APRIL, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Apr-13	Mar-14	Apr-14	Apr-14 Vs. Mar-14	Apr-14 Vs. Apr-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	4,656,716	7,685,666	7,268,696	(5.4)	56.1
Interbank and overnight funds	2,139,287	323,446	589,968	82.4	(72.4)
Total Cash and cash equivalents	6,796,003	8,009,112	7,858,665	(1.9)	15.6
INVESTMENT SECURITIES
Debt securities	12,111,585	14,496,089	14,611,449	0.8	20.6
Trading	3,591,076	2,160,394	2,126,402	(1.6)	(40.8)
Available for Sale	5,711,614	9,264,022	9,291,329	0.3	62.7
Held to maturity	2,808,895	3,071,674	3,193,718	4.0	13.7
Equity securities	9,000,674	10,911,220	11,044,664	1.2	22.7
Trading	115,094	48,368	48,097	(0.6)	(58.2)
Available for Sale	8,885,580	10,862,852	10,996,567	1.2	23.8
Allowance	(2,966)	(3,076)	(9,694)	215.1	226.8
Total investment securities, net	21,109,293	25,404,233	25,646,419	1.0	21.5
LOANS AND FINANCIAL LEASES
Commercial loans	40,303,270	47,432,819	47,446,925	0.0	17.7
Consumer loans	19,210,523	21,053,452	21,284,326	1.1	10.8
Microcredit	292,362	347,551	350,026	0.7	19.7
Mortgage loans	1,217,827	2,126,800	2,206,122	3.7	81.2
Financial leases	5,724,451	6,175,792	6,203,367	0.4	8.4
Allowance for loans and financial leases losses	(2,463,332)	(2,711,177)	(2,745,048)	1.2	11.4
Total loans and financial leases, net	64,285,100	74,425,237	74,745,717	0.4	16.3
Interest accrued on loans and financial leases	713,428	713,942	719,867	0.8	0.9
Allowance on Interest accrued on loans and financial leases	(82,568)	(90,831)	(92,391)	1.7	11.9
Interest accrued on loans and financial leases, net	630,860	623,111	627,476	0.7	(0.5)
Bankers' acceptances, spot transactions and derivatives	216,167	485,883	374,418	(22.9)	73.2
Accounts receivable, net	1,047,402	1,461,039	1,259,242	(13.8)	20.2
Property, plant and equipment, net	835,339	878,126	880,446	0.3	5.4
Operating leases, net	349,320	404,462	395,058	(2.3)	13.1
Foreclosed assets, net	63,977	55,978	55,122	(1.5)	(13.8)
Prepaid expenses and deferred charges	485,323	375,568	366,563	(2.4)	(24.5)
Goodwill, net	505,415	571,846	569,526	(0.4)	12.7
Other assets, net	771,546	697,279	706,458	1.3	(8.4)
Reappraisal of assets	1,968,830	2,147,179	2,247,351	4.7	14.1
Total assets	99,064,575	115,539,053	115,732,462	0.2	16.8
LIABILITIES
DEPOSITS
Checking accounts	13,049,276	16,322,482	15,627,789	(4.3)	19.8
Time deposits	19,321,068	20,648,587	20,231,624	(2.0)	4.7
Savings deposits	32,615,734	39,521,970	40,408,639	2.2	23.9
Other	559,636	585,722	593,251	1.3	6.0
Total deposits	65,545,714	77,078,761	76,861,304	(0.3)	17.3
Bankers' acceptances, spot transactions and derivatives	192,212	477,146	288,951	(39.4)	50.3
Interbank borrowings and overnight funds	1,326,690	3,015,050	3,893,756	29.1	193.5
Borrowings from banks and other	4,524,548	5,682,597	5,287,484	(7.0)	16.9
Accrued interest payable	254,595	232,169	225,933	(2.7)	(11.3)
Other accounts payable	2,379,282	2,172,487	2,156,641	(0.7)	(9.4)
Bonds	6,882,076	6,376,903	6,338,328	(0.6)	(7.9)
Estimated Liabilities	790,179	811,013	706,762	(12.9)	(10.6)
Other liabilities	743,311	759,560	786,072	3.5	5.8
Total liabilities	82,638,608	96,605,685	96,545,231	(0.1)	16.8
Total shareholders' equity	16,425,966	18,933,369	19,187,231	1.3	16.8
Total liabilities and shareholders' equity	99,064,575	115,539,053	115,732,462	0.2	16.8

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF APRIL, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Apr-13	Apr-14	Apr-14 Vs. Apr-13	Mar-14	Apr-14	Apr-14 Vs. Mar-14
INTEREST INCOME
Interest on loans	2,273,126	2,310,182	1.6	581,474	585,131	0.6
Interest on investment securities	431,700	220,787	(48.9)	68,049	61,873	(9.1)
Interbank and overnight funds	44,273	37,559	(15.2)	9,472	9,138	(3.5)
Financial leases	206,987	197,905	(4.4)	50,355	48,902	(2.9)
Total Interest Income	2,956,087	2,766,433	(6.4)	709,351	705,044	(0.6)
INTEREST EXPENSE
Checking accounts	40,468	37,913	(6.3)	10,427	9,432	(9.5)
Time deposits	323,278	279,266	(13.6)	72,415	72,614	0.3
Saving deposits	363,493	386,359	6.3	102,503	93,328	(9.0)
Total interest expense on deposits	727,239	703,537	(3.3)	185,345	175,375	(5.4)
Borrowings from banks and others	52,529	42,553	(19.0)	11,010	10,780	(2.1)
Interbank and overnight funds (expenses)	19,387	21,711	12.0	4,401	7,962	80.9
Bonds	130,749	126,701	(3.1)	31,284	30,803	(1.5)
Total interest expense	929,904	894,502	(3.8)	232,040	224,920	(3.1)
Net Interest Income	2,026,183	1,871,931	(7.6)	477,310	480,124	0.6
Provisions for loan and financial lease losses, accrued interest and other, net	410,033	391,674	(4.5)	96,519	93,685	(2.9)
Recovery of charged-off assets	(47,133)	(56,854)	20.6	(19,434)	(12,745)	(34.4)
Provision for investment securities, foreclosed assets and other assets	10,306	17,008	65.0	2,647	8,600	224.9
Recovery of provisions for investments securities, foreclosed assets and other assets	(2,466)	(4,239)	71.9	(1,107)	(773)	(30.1)
Total provisions, net	370,739	347,589	(6.2)	78,624	88,767	12.9
Net interest income after provisions	1,655,444	1,524,342	(7.9)	398,686	391,356	(1.8)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	311,372	346,991	11.4	93,448	85,897	(8.1)
Branch network services	9,564	10,441	9.2	2,609	2,543	(2.5)
Credit card merchant fees	58,420	67,128	14.9	17,754	16,698	(5.9)
Checking fees	21,969	22,135	0.8	5,757	5,464	(5.1)
Other	28,601	31,997	11.9	8,029	8,394	4.5
Total fees and other services income	429,925	478,692	11.3	127,596	118,996	(6.7)
Fees and other services expenses	118,999	121,422	2.0	31,453	30,455	(3.2)
Fees and other services income, net	310,927	357,270	14.9	96,143	88,541	(7.9)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	83,622	23,549	(71.8)	(143,412)	(64,699)	(54.9)
Gains (losses) on derivative operations, net	(37,056)	38,143	202.9	158,765	80,472	(49.3)
Gains on sales of investments in equity securities, net	(0)	-	100.0	-	-	N.A.
Dividend Income	426,652	424,415	(0.5)	371,085	12,472	(96.6)
Other	60,153	79,036	31.4	19,816	22,132	11.7
Total other operating income	533,371	565,143	6.0	406,253	50,377	(87.6)
Total operating income	2,499,742	2,446,755	(2.1)	901,083	530,274	(41.2)
OPERATING EXPENSES
Salaries and employee benefits	405,513	416,298	2.7	105,001	104,515	(0.5)
Bonus plan payments	14,736	12,557	(14.8)	2,962	3,105	4.8
Termination payments	1,959	1,923	(1.9)	11	522	N.A.
Administrative and other expenses	659,087	704,920	7.0	186,431	189,411	1.6
Insurance on deposit, net	61,591	66,194	7.5	17,274	15,935	(7.8)
Charitable and other donation expenses	567	492	(13.2)	123	123	0.1
Depreciation	74,385	88,807	19.4	22,187	21,743	(2.0)
Goodwill amortization	7,956	9,265	16.4	2,315	2,320	0.2
Total operating expenses	1,225,795	1,300,455	6.1	336,304	337,675	0.4
Net operating income	1,273,947	1,146,300	(10.0)	564,778	192,600	(65.9)
NON-OPERATING INCOME (EXPENSE)
Other income	109,461	117,013	6.9	21,356	65,747	207.9
Other expenses	25,226	27,284	8.2	6,303	7,980	26.6
Non-operating income (expense), net	84,235	89,729	6.5	15,053	57,767	283.8
Income before income tax expense	1,358,182	1,236,029	(9.0)	579,831	250,366	(56.8)
Income tax expense	368,829	315,300	(14.5)	100,214	84,571	(15.6)
Net income	989,353	920,729	(6.9)	479,617	165,796	(65.4)

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF APRIL, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Apr-13	Mar-14	Apr-14	Apr-14 Vs. Mar-14	Apr-14 Vs. Apr-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,857,506	4,470,481	3,314,529	(25.9)	78.4
Interbank and overnight funds	1,194,531	94,857	396,497	318.0	(66.8)
Total Cash and cash equivalents	3,052,037	4,565,338	3,711,026	(18.7)	21.6
INVESTMENT SECURITIES
Debt securities	6,038,506	6,105,335	6,075,545	(0.5)	0.6
Trading	1,506,856	694,869	578,066	(16.8)	(61.6)
Available for Sale	3,047,357	3,907,784	3,968,626	1.6	30.2
Held to maturity	1,484,293	1,502,681	1,528,853	1.7	3.0
Equity securities	6,998,335	8,779,373	8,864,418	1.0	26.7
Trading	-	-	-	N.A.	N.A.
Available for Sale	6,998,335	8,779,373	8,864,418	1.0	26.7
Allowance	(723)	(763)	(749)	(1.8)	3.6
Total investment securities, net	13,036,117	14,883,944	14,939,213	0.4	14.6
LOANS AND FINANCIAL LEASES
Commercial loans	23,969,509	28,245,904	28,251,767	0.0	17.9
Consumer loans	6,273,684	7,007,574	7,114,625	1.5	13.4
Microcredit	262,272	323,998	327,005	0.9	24.7
Mortgage loans	301,641	905,411	944,833	4.4	213.2
Financial leases	1,334,994	1,582,364	1,599,087	1.1	19.8
Allowance for loans and financial leases losses	(1,078,164)	(1,248,535)	(1,267,153)	1.5	17.5
Total loans and financial leases, net	31,063,936	36,816,716	36,970,163	0.4	19.0
Interest accrued on loans and financial leases	356,970	363,745	370,764	1.9	3.9
Allowance on Interest accrued on loans and financial leases	(43,842)	(51,496)	(51,940)	0.9	18.5
Interest accrued on loans and financial leases, net	313,128	312,250	318,824	2.1	1.8
Bankers' acceptances, spot transactions and derivatives	173,965	388,503	289,774	(25.4)	66.6
Accounts receivable, net	575,397	928,201	769,134	(17.1)	33.7
Property, plant and equipment, net	317,736	353,463	358,087	1.3	12.7
Operating leases, net	861	4,819	4,738	(1.7)	450.5
Foreclosed assets, net	22,424	19,174	18,871	(1.6)	(15.8)
Prepaid expenses and deferred charges	211,097	159,607	151,381	(5.2)	(28.3)
Goodwill, net	481,640	549,520	547,332	(0.4)	13.6
Other assets, net	285,480	439,925	315,646	(28.3)	10.6
Reappraisal of assets	1,009,076	1,005,792	1,113,096	10.7	10.3
Total assets	50,542,893	60,427,249	59,507,284	(1.5)	17.7
LIABILITIES
DEPOSITS
Checking accounts	7,163,495	9,393,502	8,811,977	(6.2)	23.0
Time deposits	10,860,293	11,989,188	11,357,402	(5.3)	4.6
Savings deposits	15,323,045	17,594,503	17,458,427	(0.8)	13.9
Other	264,462	261,726	274,674	4.9	3.9
Total deposits	33,611,296	39,238,919	37,902,480	(3.4)	12.8
Bankers' acceptances, spot transactions and derivatives	150,479	387,155	239,922	(38.0)	59.4
Interbank borrowings and overnight funds	539,729	1,695,106	2,566,046	51.4	375.4
Borrowings from banks and other	2,391,330	3,183,329	2,836,610	(10.9)	18.6
Accrued interest payable	124,470	121,868	116,386	(4.5)	(6.5)
Other accounts payable	1,164,350	1,057,531	1,075,568	1.7	(7.6)
Bonds	2,432,203	2,593,937	2,555,363	(1.5)	5.1
Estimated Liabilities	351,078	487,931	363,838	(25.4)	3.6
Other liabilities	217,864	209,554	217,917	4.0	0.0
Total liabilities	40,982,799	48,975,330	47,874,130	(2.2)	16.8
Total shareholders' equity	9,560,094	11,451,919	11,633,154	1.6	21.7
Total liabilities and shareholders' equity	50,542,893	60,427,249	59,507,284	(1.5)	17.7

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF APRIL, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Apr-13	Apr-14	Apr-14 Vs. Apr-13	Mar-14	Apr-14	Apr-14 Vs. Mar-14
INTEREST INCOME
Interest on loans	1,052,358	1,084,504	3.1	271,865	277,270	2.0
Interest on investment securities	240,592	88,044	(63.4)	26,969	28,865	7.0
Interbank and overnight funds	22,544	20,983	(6.9)	5,321	5,009	(5.9)
Financial leases	46,168	46,792	1.4	11,852	11,832	(0.2)
Total Interest Income	1,361,662	1,240,322	(8.9)	316,007	322,975	2.2
INTEREST EXPENSE				-	-
Checking accounts	32,566	31,791	(2.4)	8,776	7,783	(11.3)
Time deposits	173,106	151,448	(12.5)	38,923	38,120	(2.1)
Saving deposits	181,202	169,908	(6.2)	46,098	39,317	(14.7)
Total interest expense on deposits	386,873	353,148	(8.7)	93,797	85,220	(9.1)
Borrowings from banks and others	23,430	20,479	(12.6)	5,359	5,348	(0.2)
Interbank and overnight funds (expenses)	4,697	8,641	84.0	1,052	4,182	297.6
Bonds	39,929	49,002	22.7	12,017	12,237	1.8
Total interest expense	454,929	431,269	(5.2)	112,224	106,987	(4.7)
Net Interest Income	906,732	809,054	(10.8)	203,783	215,988	6.0
Provisions for loan and financial lease losses, accrued interest and other, net	168,659	202,484	20.1	45,892	52,172	13.7
Recovery of charged-off assets	(16,185)	(19,235)	18.8	(4,540)	(4,440)	(2.2)
Provision for investment securities, foreclosed assets and other assets	5,186	2,697	(48.0)	564	576	2.0
Recovery of provisions for investments securities, foreclosed assets and other assets	(696)	(384)	(44.8)	(27)	(17)	(37.7)
Total provisions, net	156,964	185,562	18.2	41,890	48,291	15.3
Net interest income after provisions	749,768	623,491	(16.8)	161,893	167,696	3.6
FEES AND OTHER SERVICES INCOME				-	-
Commissions from banking services	178,425	200,292	12.3	55,668	49,505	(11.1)
Branch network services	9,524	10,401	9.2	2,599	2,533	(2.5)
Credit card merchant fees	21,700	26,269	21.1	7,093	6,762	(4.7)
Checking fees	11,501	11,579	0.7	3,079	2,832	(8.0)
Other	1,860	1,081	(41.8)	273	240	(12.2)
Total fees and other services income	223,009	249,623	11.9	68,711	61,872	(10.0)
Fees and other services expenses	48,044	42,267	(12.0)	10,838	10,126	(6.6)
Fees and other services income, net	174,965	207,356	18.5	57,873	51,746	(10.6)
OTHER OPERATING INCOME				-	-
Foreign exchange (losses) gains, net	71,057	16,934	(76.2)	(138,073)	(65,175)	(52.8)
Gains (losses) on derivative operations, net	(34,975)	32,367	192.5	150,993	78,137	(48.3)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	316,180	325,419	2.9	291,213	6,517	(97.8)
Other	908	1,216	33.9	290	311	7.0
Total other operating income	353,170	375,935	6.4	304,423	19,789	(93.5)
Total operating income	1,277,903	1,206,783	(5.6)	524,189	239,231	(54.4)
OPERATING EXPENSES				-	-
Salaries and employee benefits	172,311	182,645	6.0	45,658	44,869	(1.7)
Bonus plan payments	5,254	4,270	(18.7)	1,066	935	(12.2)
Termination payments	164	170	3.8	23	16	(31.4)
Administrative and other expenses	316,478	348,385	10.1	95,206	90,955	(4.5)
Insurance on deposit, net	30,460	29,647	(2.7)	7,489	7,367	(1.6)
Charitable and other donation expenses	72	-	(100.0)	-	-	N.A.
Depreciation	16,822	19,336	14.9	4,909	4,828	(1.7)
Goodwill amortization	7,460	8,734	17.1	2,182	2,187	0.2
Total operating expenses	549,021	593,187	8.0	156,533	151,156	(3.4)
Net operating income	728,882	613,596	(15.8)	367,656	88,075	(76.0)
NON-OPERATING INCOME (EXPENSE)				-	-
Other income	42,558	64,841	52.4	8,935	42,818	379.2
Other expenses	13,133	9,865	(24.9)	2,211	2,992	35.3
Non-operating income (expense), net	29,425	54,976	86.8	6,724	39,826	492.3
Income before income tax expense	758,307	668,572	(11.8)	374,380	127,901	(65.8)
Income tax expense	191,007	152,558	(20.1)	57,051	44,474	(22.0)
Net income	567,300	516,014	(9.0)	317,329	83,427	(73.7)

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF APRIL, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Apr-13	Mar-14	Apr-14	Apr-14 Vs. Mar-14	Apr-14 Vs. Apr-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,239,802	1,632,788	1,945,279	19.1	56.9
Interbank and overnight funds	438,828	154,644	135,296	(12.5)	(69.2)
Total Cash and cash equivalents	1,678,630	1,787,432	2,080,575	16.4	23.9
INVESTMENT SECURITIES
Debt securities	2,286,274	2,890,865	3,120,815	8.0	36.5
Trading	995,645	552,855	681,721	23.3	(31.5)
Available for Sale	806,512	1,722,497	1,772,552	2.9	119.8
Held to maturity	484,117	615,513	666,542	8.3	37.7
Equity securities	1,408,950	1,555,237	1,593,681	2.5	13.1
Trading	5,071	-	-	N.A.	(100.0)
Available for Sale	1,403,879	1,555,237	1,593,681	2.5	13.5
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	3,695,225	4,446,102	4,714,496	6.0	27.6
LOANS AND FINANCIAL LEASES
Commercial loans	9,369,693	11,069,890	11,072,529	0.0	18.2
Consumer loans	3,693,555	4,477,328	4,571,814	2.1	23.8
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	2,317	51,394	60,624	18.0	N.A.
Financial leases	4,076,329	4,343,589	4,346,564	0.1	6.6
Allowance for loans and financial leases losses	(653,439)	(731,541)	(739,585)	1.1	13.2
Total loans and financial leases, net	16,488,454	19,210,659	19,311,945	0.5	17.1
Interest accrued on loans and financial leases	162,000	160,644	161,810	0.7	(0.1)
Allowance on Interest accrued on loans and financial leases	(20,729)	(20,243)	(20,853)	3.0	0.6
Interest accrued on loans and financial leases, net	141,270	140,401	140,957	0.4	(0.2)
Bankers' acceptances, spot transactions and derivatives	41,809	95,121	83,863	(11.8)	100.6
Accounts receivable, net	389,929	422,855	388,272	(8.2)	(0.4)
Property, plant and equipment, net	251,090	265,787	265,283	(0.2)	5.7
Operating leases, net	348,028	399,277	389,961	(2.3)	12.0
Foreclosed assets, net	26,340	19,974	19,704	(1.4)	(25.2)
Prepaid expenses and deferred charges	134,146	122,544	120,268	(1.9)	(10.3)
Goodwill, net	23,776	22,326	22,193	(0.6)	(6.7)
Other assets, net	325,718	168,733	215,936	28.0	(33.7)
Reappraisal of assets	382,918	467,683	460,309	(1.6)	20.2
Total assets	23,927,333	27,568,895	28,213,761	2.3	17.9
LIABILITIES
DEPOSITS
Checking accounts	3,671,128	4,482,818	4,479,990	(0.1)	22.0
Time deposits	4,037,761	4,708,862	4,922,019	4.5	21.9
Savings deposits	6,994,607	8,582,264	9,091,045	5.9	30.0
Other	173,373	184,537	216,932	17.6	25.1
Total deposits	14,876,869	17,958,481	18,709,987	4.2	25.8
Bankers' acceptances, spot transactions and derivatives	41,497	87,435	48,279	(44.8)	16.3
Interbank borrowings and overnight funds	189,698	651,389	612,903	(5.9)	223.1
Borrowings from banks and other	1,878,188	2,195,948	2,126,720	(3.2)	13.2
Accrued interest payable	79,525	66,868	68,869	3.0	(13.4)
Other accounts payable	564,835	509,753	485,639	(4.7)	(14.0)
Bonds	2,512,087	2,062,527	2,062,527	-	(17.9)
Estimated Liabilities	139,215	80,605	103,232	28.1	(25.8)
Other liabilities	120,125	131,808	146,418	11.1	21.9
Total liabilities	20,402,039	23,744,814	24,364,573	2.6	19.4
Total shareholders' equity	3,525,294	3,824,081	3,849,188	0.7	9.2
Total liabilities and shareholders' equity	23,927,333	27,568,895	28,213,761	2.3	17.9

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF APRIL, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Apr-13	Apr-14	Apr-14 Vs. Apr-13	Mar-14	Apr-14	Apr-14 Vs. Mar-14
INTEREST INCOME
Interest on loans	482,710	501,086	3.8	126,972	126,888	(0.1)
Interest on investment securities	52,177	47,272	(9.4)	18,015	9,439	(47.6)
Interbank and overnight funds	13,379	12,669	(5.3)	3,013	3,405	13.0
Financial leases	148,286	142,429	(3.9)	36,232	34,971	(3.5)
Total Interest Income	696,553	703,456	1.0	184,232	174,703	(5.2)
INTEREST EXPENSE				-	-
Checking accounts	3,380	3,977	17.7	1,085	1,088	0.3
Time deposits	72,709	70,566	(2.9)	18,628	19,489	4.6
Saving deposits	76,936	86,433	12.3	22,344	22,056	(1.3)
Total interest expense on deposits	153,025	160,975	5.2	42,057	42,633	1.4
Borrowings from banks and others	21,813	19,348	(11.3)	4,965	4,746	(4.4)
Interbank and overnight funds (expenses)	6,154	3,302	(46.4)	946	816	(13.8)
Bonds	53,119	45,322	(14.7)	11,057	10,416	(5.8)
Total interest expense	234,111	228,947	(2.2)	59,025	58,611	(0.7)
Net Interest Income	462,441	474,509	2.6	125,207	116,092	(7.3)
Provisions for loan and financial lease losses, accrued interest and other, net	129,983	128,194	(1.4)	33,871	30,590	(9.7)
Recovery of charged-off assets	(19,739)	(24,700)	25.1	(11,285)	(5,461)	(51.6)
Provision for investment securities, foreclosed assets and other assets	3,675	5,234	42.4	1,688	904	(46.4)
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,076)	(3,239)	200.9	(878)	(611)	(30.4)
Total provisions, net	112,842	105,489	(6.5)	23,396	25,422	8.7
Net interest income after provisions	349,599	369,020	5.6	101,811	90,670	(10.9)
FEES AND OTHER SERVICES INCOME				-	-
Commissions from banking services	55,144	63,400	15.0	16,473	15,681	(4.8)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	29,887	33,230	11.2	8,677	8,150	(6.1)
Checking fees	6,873	7,003	1.9	1,776	1,719	(3.2)
Other	9,614	11,264	17.2	2,881	3,018	4.8
Total fees and other services income	101,518	114,897	13.2	29,806	28,567	(4.2)
Fees and other services expenses	38,217	44,065	15.3	11,703	11,425	(2.4)
Fees and other services income, net	63,301	70,832	11.9	18,104	17,142	(5.3)
OTHER OPERATING INCOME				-	-
Foreign exchange (losses) gains, net	10,925	6,474	(40.7)	(4,019)	887	122.1
Gains (losses) on derivative operations, net	(1,775)	5,602	415.7	7,330	1,875	(74.4)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	83,288	75,732	(9.1)	59,732	2,832	(95.3)
Other	58,792	77,239	31.4	19,397	21,663	11.7
Total other operating income	151,232	165,047	9.1	82,441	27,257	(66.9)
Total operating income	564,132	604,899	7.2	202,356	135,069	(33.3)
OPERATING EXPENSES				-	-
Salaries and employee benefits	106,918	105,566	(1.3)	26,799	26,971	0.6
Bonus plan payments	6,924	6,673	(3.6)	1,331	1,685	26.5
Termination payments	1,384	934	(32.5)	(164)	432	364.1
Administrative and other expenses	140,693	162,577	15.6	43,999	45,333	3.0
Insurance on deposit, net	14,504	17,699	22.0	4,450	4,629	4.0
Charitable and other donation expenses	18	14	(19.8)	4	4	3.9
Depreciation	44,126	56,447	27.9	14,052	13,704	(2.5)
Goodwill amortization	496	530	6.9	133	133	(0.0)
Total operating expenses	315,063	350,440	11.2	90,604	92,890	2.5
Net operating income	249,069	254,459	2.2	111,752	42,178	(62.3)
NON-OPERATING INCOME (EXPENSE)				-	-
Other income	18,479	19,591	6.0	1,987	11,596	483.5
Other expenses	4,863	5,486	12.8	1,351	2,032	50.4
Non-operating income (expense), net	13,616	14,106	3.6	636	9,563	N.A.
Income before income tax expense	262,685	268,565	2.2	112,388	51,742	(54.0)
Income tax expense	63,866	68,110	6.6	18,339	17,692	(3.5)
Net income	198,819	200,455	0.8	94,049	34,050	(63.8)

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF APRIL, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Apr-13	Mar-14	Apr-14	Apr-14 Vs. Mar-14	Apr-14 Vs. Apr-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,091,587	1,099,211	1,321,991	20.3	21.1
Interbank and overnight funds	418,319	11,275	2,272	(79.9)	(99.5)
Total Cash and cash equivalents	1,509,906	1,110,486	1,324,263	19.3	(12.3)
INVESTMENT SECURITIES
Debt securities	1,531,930	2,881,254	2,892,229	0.4	88.8
Trading	331,089	246,227	293,673	19.3	(11.3)
Available for Sale	676,259	2,034,239	1,969,222	(3.2)	191.2
Held to maturity	524,582	600,788	629,334	4.8	20.0
Equity securities	505,707	554,276	564,216	1.8	11.6
Trading	34,109	43,380	43,096	(0.7)	26.3
Available for Sale	471,597	510,896	521,121	2.0	10.5
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,037,637	3,435,530	3,456,445	0.6	69.6
LOANS AND FINANCIAL LEASES
Commercial loans	4,682,484	5,532,921	5,511,803	(0.4)	17.7
Consumer loans	6,380,104	6,557,613	6,576,087	0.3	3.1
Microcredit	14,457	13,447	13,447	0.0	(7.0)
Mortgage loans	87,450	112,189	117,197	4.5	34.0
Financial leases	313,128	249,840	257,716	3.2	(17.7)
Allowance for loans and financial leases losses	(447,633)	(438,598)	(443,186)	1.0	(1.0)
Total loans and financial leases, net	11,029,990	12,027,411	12,033,063	0.0	9.1
Interest accrued on loans and financial leases	123,851	119,239	122,993	3.1	(0.7)
Allowance on Interest accrued on loans and financial leases	(9,173)	(9,024)	(9,292)	3.0	1.3
Interest accrued on loans and financial leases, net	114,678	110,214	113,701	3.2	(0.9)
Bankers' acceptances, spot transactions and derivatives	169	990	480	(51.5)	183.3
Accounts receivable, net	39,704	65,805	50,898	(22.7)	28.2
Property, plant and equipment, net	157,405	160,283	159,137	(0.7)	1.1
Operating leases, net	432	366	360	(1.7)	(16.6)
Foreclosed assets, net	10,399	11,759	11,551	(1.8)	11.1
Prepaid expenses and deferred charges	92,794	55,735	58,892	5.7	(36.5)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	125,394	58,867	127,380	116.4	1.6
Reappraisal of assets	355,473	449,981	449,833	(0.0)	26.5
Total assets	15,473,982	17,487,428	17,786,001	1.7	14.9
LIABILITIES
DEPOSITS
Checking accounts	1,609,177	1,580,061	1,526,844	(3.4)	(5.1)
Time deposits	1,915,740	1,298,338	1,290,259	(0.6)	(32.6)
Savings deposits	6,423,546	9,157,978	9,496,672	3.7	47.8
Other	83,817	100,460	64,101	(36.2)	(23.5)
Total deposits	10,032,279	12,136,837	12,377,876	2.0	23.4
Bankers' acceptances, spot transactions and derivatives	139	1,222	543	(55.6)	289.5
Interbank borrowings and overnight funds	-	-	-	N.A.	N.A.
Borrowings from banks and other	174,447	172,214	177,267	2.9	1.6
Accrued interest payable	26,618	21,042	20,839	(1.0)	(21.7)
Other accounts payable	517,396	427,280	456,047	6.7	(11.9)
Bonds	1,937,787	1,720,438	1,720,438	-	(11.2)
Estimated Liabilities	221,627	180,042	167,013	(7.2)	(24.6)
Other liabilities	362,391	375,316	377,300	0.5	4.1
Total liabilities	13,272,685	15,034,391	15,297,324	1.7	15.3
Total shareholders' equity	2,201,297	2,453,036	2,488,677	1.5	13.1
Total liabilities and shareholders' equity	15,473,982	17,487,428	17,786,001	1.7	14.9

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF APRIL, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Apr-13	Apr-14	Apr-14 Vs. Apr-13	Mar-14	Apr-14	Apr-14 Vs. Mar-14
INTEREST INCOME
Interest on loans	478,627	462,822	(3.3)	116,341	115,517	(0.7)
Interest on investment securities	63,756	52,418	(17.8)	15,015	15,386	2.5
Interbank and overnight funds	5,971	3,111	(47.9)	927	531	(42.8)
Financial leases	12,533	8,683	(30.7)	2,271	2,099	(7.6)
Total Interest Income	560,887	527,034	(6.0)	134,554	133,533	(0.8)
INTEREST EXPENSE				-	-
Checking accounts	3,768	1,761	(53.3)	464	450	(2.9)
Time deposits	36,057	21,383	(40.7)	5,634	5,403	(4.1)
Saving deposits	75,766	101,522	34.0	26,708	25,263	(5.4)
Total interest expense on deposits	115,591	124,666	7.9	32,805	31,116	(5.1)
Borrowings from banks and others	5,735	1,644	(71.3)	411	422	2.8
Interbank and overnight funds (expenses)	1,714	1,731	1.0	370	764	106.3
Bonds	37,701	32,378	(14.1)	8,210	8,150	(0.7)
Total interest expense	160,740	160,419	(0.2)	41,796	40,452	(3.2)
Net Interest Income	400,146	366,615	(8.4)	92,758	93,081	0.3
Provisions for loan and financial lease losses, accrued interest and other, net	37,055	23,544	(36.5)	7,601	4,986	(34.4)
Recovery of charged-off assets	(4,501)	(5,472)	21.6	(1,535)	(1,013)	(34.0)
Provision for investment securities, foreclosed assets and other assets	880	1,518	72.5	223	390	74.6
Recovery of provisions for investments securities, foreclosed assets and other assets	(416)	(420)	1.0	(182)	(144)	(20.8)
Total provisions, net	33,018	19,171	(41.9)	6,108	4,219	(30.9)
Net interest income after provisions	367,128	347,444	(5.4)	86,650	88,862	2.6
FEES AND OTHER SERVICES INCOME				-	-
Commissions from banking services	27,368	30,351	10.9	7,705	7,657	(0.6)
Branch network services	40	40	-	10	10	-
Credit card merchant fees	2,035	2,134	4.9	551	493	(10.5)
Checking fees	1,134	992	(12.5)	248	259	4.7
Other	2,774	2,476	(10.8)	672	631	(6.0)
Total fees and other services income	33,351	35,993	7.9	9,185	9,051	(1.5)
Fees and other services expenses	11,929	11,780	(1.3)	2,867	3,161	10.2
Fees and other services income, net	21,422	24,213	13.0	6,317	5,890	(6.8)
OTHER OPERATING INCOME				-	-
Foreign exchange (losses) gains, net	1,115	(118)	(110.6)	(1,077)	(311)	(71.1)
Gains (losses) on derivative operations, net	(73)	36	149.6	82	144	75.2
Gains on sales of investments in equity securities, net	(0)	-	100.0	-	-	N.A.
Dividend Income	22,498	20,161	(10.4)	20,140	21	(99.9)
Other	451	533	18.1	126	156	23.8
Total other operating income	23,991	20,612	(14.1)	19,272	10	(99.9)
Total operating income	412,541	392,269	(4.9)	112,239	94,762	(15.6)
OPERATING EXPENSES				-	-
Salaries and employee benefits	75,057	76,722	2.2	19,565	19,719	0.8
Bonus plan payments	1,565	1,206	(23.0)	509	389	(23.5)
Termination payments	143	549	282.8	65	291	347.2
Administrative and other expenses	112,002	104,751	(6.5)	25,031	28,417	13.5
Insurance on deposit, net	9,823	12,215	24.4	3,409	3,039	(10.9)
Charitable and other donation expenses	478	478	(0.0)	119	119	0.0
Depreciation	7,131	7,408	3.9	1,855	1,848	(0.4)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	206,199	203,329	(1.4)	50,554	53,823	6.5
Net operating income	206,342	188,940	(8.4)	61,686	40,940	(33.6)
NON-OPERATING INCOME (EXPENSE)				-	-
Other income	46,446	25,006	(46.2)	5,918	9,494	60.4
Other expenses	4,054	8,133	100.6	1,909	1,925	0.9
Non-operating income (expense), net	42,392	16,873	(60.2)	4,010	7,569	88.8
Income before income tax expense	248,734	205,813	(17.3)	65,695	48,509	(26.2)
Income tax expense	82,835	64,835	(21.7)	15,602	16,525	5.9
Net income	165,899	140,978	(15.0)	50,093	31,984	(36.2)

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF APRIL, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Apr-13	Mar-14	Apr-14	Apr-14 Vs. Mar-14	Apr-14 Vs. Apr-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	467,820	483,185	686,897	42.2	46.8
Interbank and overnight funds	87,609	62,671	55,904	(10.8)	(36.2)
Total Cash and cash equivalents	555,429	545,855	742,801	36.1	33.7
INVESTMENT SECURITIES
Debt securities	2,254,875	2,618,635	2,522,861	(3.7)	11.9
Trading	757,487	666,442	572,942	(14.0)	(24.4)
Available for Sale	1,181,486	1,599,502	1,580,929	(1.2)	33.8
Held to maturity	315,902	352,691	368,989	4.6	16.8
Equity securities	87,681	22,334	22,348	0.1	(74.5)
Trading	75,913	4,988	5,002	0.3	(93.4)
Available for Sale	11,768	17,347	17,347	-	47.4
Allowance	(2,243)	(2,313)	(8,945)	286.7	298.8
Total investment securities, net	2,340,314	2,638,657	2,536,264	(3.9)	8.4
LOANS AND FINANCIAL LEASES
Commercial loans	2,281,584	2,584,105	2,610,827	1.0	14.4
Consumer loans	2,863,179	3,010,938	3,021,800	0.4	5.5
Microcredit	15,633	10,106	9,574	(5.3)	(38.8)
Mortgage loans	826,419	1,057,806	1,083,469	2.4	31.1
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(284,096)	(292,503)	(295,123)	0.9	3.9
Total loans and financial leases, net	5,702,719	6,370,452	6,430,546	0.9	12.8
Interest accrued on loans and financial leases	70,607	70,315	64,300	(8.6)	(8.9)
Allowance on Interest accrued on loans and financial leases	(8,823)	(10,069)	(10,306)	2.4	16.8
Interest accrued on loans and financial leases, net	61,784	60,246	53,994	(10.4)	(12.6)
Bankers' acceptances, spot transactions and derivatives	223	1,269	302	(76.2)	35.3
Accounts receivable, net	42,372	44,179	50,938	15.3	20.2
Property, plant and equipment, net	109,108	98,592	97,940	(0.7)	(10.2)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	4,814	5,072	4,997	(1.5)	3.8
Prepaid expenses and deferred charges	47,286	37,682	36,023	(4.4)	(23.8)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	34,953	29,754	47,497	59.6	35.9
Reappraisal of assets	221,363	223,724	224,114	0.2	1.2
Total assets	9,120,367	10,055,482	10,225,417	1.7	12.1
LIABILITIES
DEPOSITS
Checking accounts	605,476	866,102	808,976	(6.6)	33.6
Time deposits	2,507,274	2,652,198	2,661,944	0.4	6.2
Savings deposits	3,874,536	4,187,225	4,362,496	4.2	12.6
Other	37,984	38,999	37,544	(3.7)	(1.2)
Total deposits	7,025,270	7,744,524	7,870,960	1.6	12.0
Bankers' acceptances, spot transactions and derivatives	97	1,334	207	(84.5)	113.0
Interbank borrowings and overnight funds	597,263	668,555	714,807	6.9	19.7
Borrowings from banks and other	80,583	131,106	146,887	12.0	82.3
Accrued interest payable	23,981	22,391	19,840	(11.4)	(17.3)
Other accounts payable	132,701	177,922	139,387	(21.7)	5.0
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	78,259	62,435	72,679	16.4	(7.1)
Other liabilities	42,930	42,882	44,437	3.6	3.5
Total liabilities	7,981,086	8,851,149	9,009,204	1.8	12.9
Total shareholders' equity	1,139,281	1,204,332	1,216,213	1.0	6.8
Total liabilities and shareholders' equity	9,120,367	10,055,482	10,225,417	1.7	12.1

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF APRIL, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Apr-13	Apr-14	Apr-14 Vs. Apr-13	Mar-14	Apr-14	Apr-14 Vs. Mar-14
INTEREST INCOME
Interest on loans	259,432	261,771	0.9	66,296	65,456	(1.3)
Interest on investment securities	75,175	33,053	(56.0)	8,049	8,183	1.7
Interbank and overnight funds	2,379	796	(66.5)	211	194	(8.1)
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	336,986	295,620	(12.3)	74,557	73,833	(1.0)
INTEREST EXPENSE				-	-
Checking accounts	755	384	(49.1)	103	111	8.0
Time deposits	41,405	35,868	(13.4)	9,230	9,603	4.0
Saving deposits	29,589	28,496	(3.7)	7,353	6,692	(9.0)
Total interest expense on deposits	71,749	64,748	(9.8)	16,686	16,405	(1.7)
Borrowings from banks and others	1,551	1,081	(30.3)	275	264	(4.2)
Interbank and overnight funds (expenses)	6,822	8,038	17.8	2,033	2,200	8.2
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	80,122	73,867	(7.8)	18,995	18,869	(0.7)
Net Interest Income	256,863	221,754	(13.7)	55,563	54,964	(1.1)
Provisions for loan and financial lease losses, accrued interest and other, net	74,337	37,451	(49.6)	9,156	5,937	(35.2)
Recovery of charged-off assets	(6,708)	(7,447)	11.0	(2,075)	(1,831)	(11.8)
Provision for investment securities, foreclosed assets and other assets	564	7,558	N.A.	171	6,730	N.A.
Recovery of provisions for investments securities, foreclosed assets and other assets	(279)	(196)	(29.8)	(21)	(2)	(91.6)
Total provisions, net	67,914	37,367	(45.0)	7,231	10,835	49.9
Net interest income after provisions	188,949	184,387	(2.4)	48,332	44,129	(8.7)
FEES AND OTHER SERVICES INCOME				-	-
Commissions from banking services	50,435	52,948	5.0	13,602	13,054	(4.0)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	4,797	5,495	14.5	1,434	1,293	(9.8)
Checking fees	2,461	2,560	4.0	655	654	(0.1)
Other	14,353	17,176	19.7	4,203	4,505	7.2
Total fees and other services income	72,047	78,179	8.5	19,894	19,506	(1.9)
Fees and other services expenses	20,808	23,311	12.0	6,045	5,743	(5.0)
Fees and other services income, net	51,238	54,868	7.1	13,849	13,763	(0.6)
OTHER OPERATING INCOME				-	-
Foreign exchange (losses) gains, net	525	260	(50.6)	(244)	(99)	(59.3)
Gains (losses) on derivative operations, net	(234)	138	159.1	359	316	(12.1)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	4,685	3,103	(33.8)	-	3,103	N.A.
Other	2	48	N.A.	2	1	(38.3)
Total other operating income	4,979	3,549	(28.7)	118	3,321	N.A.
Total operating income	245,166	242,804	(1.0)	62,298	61,212	(1.7)
OPERATING EXPENSES				-	-
Salaries and employee benefits	51,227	51,365	0.3	12,980	12,957	(0.2)
Bonus plan payments	993	409	(58.8)	56	96	70.8
Termination payments	268	269	0.5	87	(218)	(350.1)
Administrative and other expenses	89,914	89,207	(0.8)	22,194	24,707	11.3
Insurance on deposit, net	6,805	6,633	(2.5)	1,926	901	(53.2)
Charitable and other donation expenses	-	-	N.A.	-	-	N.A.
Depreciation	6,306	5,616	(10.9)	1,371	1,363	(0.6)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	155,511	153,499	(1.3)	38,614	39,806	3.1
Net operating income	89,655	89,305	(0.4)	23,684	21,406	(9.6)
NON-OPERATING INCOME (EXPENSE)				-	-
Other income	1,979	7,575	282.9	4,515	1,839	(59.3)
Other expenses	3,176	3,801	19.7	831	1,031	24.0
Non-operating income (expense), net	(1,198)	3,774	415.1	3,683	809	(78.0)
Income before income tax expense	88,457	93,079	5.2	27,368	22,215	(18.8)
Income tax expense	31,121	29,798	(4.3)	9,222	5,880	(36.2)
Net income	57,336	63,281	10.4	18,146	16,335	(10.0)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel